Exhibit 99.1

Okeanis Eco Tankers Corp. – Commercial Update

ATHENS, GREECE, January 22, 2024: Okeanis Eco Tankers Corp. (the “Company” or “OET” or “Okeanis”) (NYSE:ECO / OSE:OET), announced the following commercial update:

For Q4 2023, as of the date of this release, the Company anticipates:

-	Estimated fleetwide Daily Time Charter Equivalent Rate (“Daily TCE Rate”) of approximately $45,300 per operating day.

-	Estimated VLCC Daily TCE Rate of $45,200 per operating day, all vessels trading spot.

-	Estimated Suezmax Daily TCE Rate of $45,500 per operating day, including 147 days fixed on time-charter on two vessels; Estimated Suezmax Daily TCE Rate of $51,800 per operating day relating solely to Suezmax spot days.

Thus far in the first quarter of 2024, as of the date of this release, the Company estimates:

-	Approximately 61% of the available VLCC spot days have been booked at an average Daily TCE Rate of $76,100 per operating day.

-	Approximately 41% of the available Suezmax spot days have been booked at an average Daily TCE Rate of $59,300 per operating day.

Daily TCE Rate reconciliation

The Daily TCE Rate is a measure of the average daily revenue performance of a vessel. The Company reports its financial results in accordance with International Financial Reporting Standards (“IFRS”). The Daily TCE Rate is not a measure of revenue under U.S. GAAP (i.e., it is a non-GAAP measure) or IFRS and should not be considered as an alternative to, or superior to, any measure of revenue and financial performance presented in accordance with IFRS. We calculate Daily TCE Rate by dividing revenues (time charter and/or voyage charter revenues), less commission and voyage expenses, by the number of operating days during that period. Our calculation of the Daily TCE Rates may not be comparable to that reported by other companies. The Company has not provided a reconciliation of forward-looking Daily TCE Rate because the most directly comparable IFRS measure on a forward-looking basis is not available to the Company without unreasonable effort.

Consistent with industry practice, we use the Daily TCE Rates because it provides a means of comparison between different types of vessel employment and, therefore, assists in evaluating their financial performance and in our decision-making process regarding the deployment and use of our vessels and in evaluating our financial performance. The Daily TCE rate is a non-GAAP and non-IFRS measure. We believe the Daily TCE Rate provides additional meaningful information in conjunction with vessel operating expenses, the most directly comparable GAAP and IFRS measure, because it assists our management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance. The Daily TCE Rate is a measure used to compare period-to-period changes in a company’s performance and management believes that the Daily TCE Rate provides meaningful information to our investors.

The following table sets forth our computation of Daily TCE Rate, including a reconciliation of revenues to the Daily TCE Rate for Q4 2023:

(in USD million, except per day data):

Revenue		$91.67
Voyage expenses		$32.23
Commissions		$1.03
Time charter equivalent revenue		$58.41
Calendar days		1,288
Off-hire days		-
Operating days		1,288
Daily TCE Rate	$ per day	45,300

The Company has not finalized its financial statement closing process for the year ended December 31, 2023. During the course of that process, the Company may identify items that would require it to make adjustments, which may be material to the information provided above. As a result, the information above constitutes forward-looking statements and is subject to risks and uncertainties, including possible adjustments to the preliminary results disclosed above.

Contacts

Company

Iraklis Sbarounis, CFO

Tel: +30 210 480 4200

ir@okeanisecotankers.com

Investor Relations / Media Contact

Nicolas Bornozis, President

Capital Link, Inc.

230 Park Avenue, Suite 1540, New York, N.Y. 10169

Tel: +1 (212) 661-7566

okeanisecotankers@capitallink.com

This information is subject to the disclosure requirements pursuant to Section 5-12 of the Norwegian Securities Trading Act.

About OET

OET is a leading international tanker company providing seaborne transportation of crude oil and refined products. The Company was incorporated on April 30, 2018 under the laws of the Republic of the Marshall Islands and is listed on Oslo Børs under the symbol OET and the New York Stock Exchange under the symbol ECO. The sailing fleet consists of six modern scrubber-fitted Suezmax tankers and eight modern scrubber-fitted VLCC tankers.

Forward-Looking Statements

This communication contains “forward-looking statements”, including as defined under U.S. federal securities laws. Forward-looking statements provide the Company’s current expectations or forecasts of future events. Forward-looking statements include statements about the Company’s expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts or that are not present facts or conditions. Words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “hope,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “should,” “will” or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. The Company’s actual results could differ materially from those anticipated in forward-looking statements for many reasons, including as described in the Company’s filings with the U.S. Securities and Exchange Commission. Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this communication. Factors that could cause actual results to differ materially include, but are not limited to, the Company's operating or financial results; the Company's liquidity, including its ability to service its indebtedness; competitive factors in the market in which the Company operates; shipping industry trends, including charter rates, vessel values and factors affecting vessel supply and demand; future, pending or recent acquisitions and dispositions, business strategy, areas of possible expansion or contraction, and expected capital spending or operating expenses; risks associated with operations; broader market impacts arising from war (or threatened war) or international hostilities; risks associated with pandemics (including COVID-19), including effects on demand for oil and other products transported by tankers and the transportation thereof; and other factors listed from time to time in the Company's filings with the U.S. Securities and Exchange Commission. Except to the extent required by law, the Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based. You should, however, review the factors and risks the Company describes in the reports it files and furnishes from time to time with the U.S. Securities and Exchange Commission, which can be obtained free of charge on the U.S. Securities and Exchange Commission’s website at www.sec.gov.